United States securities and exchange commission logo





                           January 16, 2024

       Thyagarajan Ramachandran
       Chief Financial Officer
       Healthcare Triangle, Inc.
       7901 Stoneridge Drive, Suite 220
       Pleasanton, CA 94588

                                                        Re: Healthcare
Triangle, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 5,
2023
                                                            File No. 333-276382

       Dear Thyagarajan Ramachandran:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Charli
Gibbs-Tabler at 202-551-6388 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Ross Carmel